SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO. 3)*


                        Imperial Credit Industries, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                    452729106
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                                 (CUSIP Number)

              Dennis J. Block, Esq., Cadwalader, Wickersham & Taft,
                      100 Maiden Lane, New York, NY 10038
                                 (212) 504-5555
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 28, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 452729106.

                                  SCHEDULE 13D

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CUSIP NO. 452729106                                            PAGE 2 OF 4 PAGES
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1  NAME OF REPORTING PERSON
   Imperial Bank
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   95-2247354
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (See Instructions)(A)|_| (B) |_|
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3  SEC USE ONLY
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4  SOURCE OF FUNDS (See Instructions)

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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)  |_|

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6  CITIZENSHIP OR PLACE OF ORGANIZATION
   California
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                           7         SOLE VOTING POWER
                                     0
                           -----------------------------------------------------
        NUMBER OF          8         SHARED VOTING POWER
         SHARES                      0
      BENEFICIALLY         -----------------------------------------------------
        OWNED BY           9         SOLE DISPOSITIVE POWER
          EACH                       0
        REPORTING          -----------------------------------------------------
         PERSON            10        SHARED DISPOSITIVE POWER
          WITH                       0
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   0
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12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions) |_|
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   0%
----------- --------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)
   BK
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

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CUSIP NO. 452729106                                    PAGE 3 OF 4 PAGES
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        This  Amendment No. 3 amends and  supplements  the Schedule  13D,  dated
December 17, 1998 (as amended on March 2, 1999 and May 17, 1999, the "Schedule 13D"), filed on behalf of Imperial Bank (the "Reporting Person"), a California banking corporation and wholly owned subsidiary of Imperial Bancorp ("Bancorp"), with respect to the common stock of Imperial Credit Industries, Inc. (the "Issuer"). Except as modified hereby, there has been no change in the information previously reported in the Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        On July 28, 1999, in a Press Release filed as an exhibit hereto, the Reporting Person announced the sale of all of its remaining 5,258,570 shares of the Issuer for $6.00 per share. The transaction was arranged through Friedman, Billings, Ramsey Group, Inc., a broker dealer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Press Release, dated July 28, 1999.

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CUSIP NO. 452729106                                    PAGE 4 OF 4 PAGES
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SIGNATURE.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   September 3, 1999


                                         Imperial Bank



                                         By: /s/ Richard M. Baker
                                             ----------------------------
                                                 Richard M. Baker
                                                 Senior Vice President,
                                                 General Counsel and Secretary